UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Annual General Meeting Results

Einride AB (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) on June 30, 2026. The Company’s shareholders approved and adopted all matters submitted to them, which are described in the Company’s reports on Form 6-K submitted to the Securities and Exchange Commission on June 16, 2026 and June 23, 2026.

Board Committees Reorganization

Following the election of R. Lynn Atchison by shareholders at the AGM, the board of directors of the Company appointed Ms. Atchison to serve as member of the Company’s audit committee and nominations committee.

As a result of the foregoing board resolution, the compositions of the Company’s board committees are as follows:

●	Audit Committee: R. Lynn Atchison (chair), Eric S. Rosenfeld and Gregory Monahan.
●	Compensation Committee: Gregory Monahan (chair), Ted Persson and Lorenzo Roversi.
●	Nominations Committee: Eric S. Rosenfeld (chair), Ted Persson and R. Lynn Atchison.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EINRIDE AB

By:	/s/ Viveka Linander Waldenor
Name:	Viveka Linander Waldenor
Title:	General Counsel

Date: July 8, 2026